Exhibit 99.2

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general and special meeting (“Meeting”) of the shareholders of Eupraxia Pharmaceuticals Inc. (“Company”) held on June 2, 2025.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Number of Directors

On a vote by ballot, the shareholders approved setting the number of directors at seven.

Votes For	% For	Votes Against	% Against
18,669,746	99.997	505	0.003

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
James A. Helliwell	17,870,449	99.997	505	0.003
Simon Pimstone	16,113,479	90.166	1,757,475	9.834
Richard M. Glickman	17,869,699	99.993	1,255	0.007
Paul Geyer	17,670,359	98.878	200,595	1.122
John Montalbano	17,866,251	99.974	4,703	0.026
Michael Wilmink	17,866,258	99.974	4,696	0.026
Joseph Freedman	17,870,449	99.997	505	0.003

Item 3: Appointment of Auditors

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditor of the Company for the ensuing year and authorized the directors to set the auditor’s pay.

Votes For	% For	Votes Withheld	% Withheld
18,668,746	99.992	1,505	0.008

Item 4: Approval of Omnibus Incentive Plan

On a vote by ballot, disinterested shareholders passed a resolution approving the Company’s 2025 Omnibus Incentive Plan.

Votes For	% For	Votes Against	% Against
11,714,350	86.881	1,768,926	13.119

Item 5: Approval of Option Re-Pricing

On a vote by ballot, shareholders passed a resolution approving the re-pricing of certain stock options previously granted to certain non-executive employees, none of which are insiders of the Company, under the Company’s amended and restated stock option plan.

Votes For	% For	Votes Against	% Against
15,714,019	87.930	2,156,935	12.070

Yours truly,

Eupraxia Pharmaceuticals Inc.

(signed) “James A. Helliwell”

Chief Executive Officer